UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.12)*

                               MERIS LABORATORIES
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    589848100
                                 (CUSIP Number)

           JoAnn M. Strasser, Esq., Brown, Cummins & Brown Co., L.P.A.
                                3500 Carew Tower
             441 Vine Street, Cincinnati, Ohio 45202 (513) 381-2121
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  January 23, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsquenent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Morton H. Sachs

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)
                                                            (b) x
3.SEC USE ONLY

4.SOURCE OF FUNDS
        PF;OO

5.CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.

NUMBER OF               7.  SOLE VOTING POWER                    1,745,000
SHARES
BENEFICIALLY            8.  SHARED VOTING POWER                        0
OWNED BY

EACH                    9.  SOLE DISPOSITIVE POWER               1,745,000
REPORTING PERSON
WITH                   10. SHARED DISPOSITIVE POWER                    0

11.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,745,000

12.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        21.8%

14.   TYPE OF REPORTING PERSON*
        IN

                                       13D
                             Additional Information


Item #
1.(a) Name of Issuer:
        Meris Laboratories Inc.

  (b) Address of Issuer's Principal Executive Offices:
        110 Summit Avenue
        P.O. Box 460
        Montvale, NJ 07645

2.(a) Name of Person Filing:
        Morton H. Sachs
  (b)Address of Principal Business Office for Each of the Above:
        1346 South Third Street
        Louisville, KY  40208
  (c)Principal Occupation
        Investment Adviser
  (d)No
  (e)No
  (f)Citizenship:
        United States

3. Source and Amount of Funds or Other Consideration:
        Reporting Person disclaims beneficial ownership of 1,385,000 shares, which represents the shares beneficially owned by the advisory clients of Morton
H. Sachs & Company dba The Sachs Company (the "Disclaimed Shares").

With respect to the Disclaimed Shares, the source of the aggregate purchase price of $68,154 was the advisory clients for whose amounts the shares were purchased.

4. Purpose of the Transaction:
     The Disclaimed Shares were acquired for advisory clients' investment. Reporting Person acquired the remaining shares for investment.

5.Interest in Securities of the Issurer:
  (a) Reporting person may be deemed to beneficially own 1,745,000 shares of common stock, representing 21.8% of the outstanding stock of the Issuer.

  (b) Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of such Reporting person's shares of the Issurer's stock.

  (c) See list below of transactions affecting beneficial ownership for Morton H. Sachs:



                             Price                  Trade
        Trade                 Per       Total       Affected
        Date        Shares   Share      Cost        Through
        ----        ------   -----      ----        --------
Purchases:

        12/10/96   12,500  1.041      13,011.25    Legg Mason
        12/10/96    7,500  1.041       7,806.18    Legg Mason
        12/12/96   20,000  0.833      16,650.00    Legg Mason
        12/12/96   10,000  0.913       9,125.00    Legg Mason
        12/13/96    7,500  0.850       6,374.42    Legg Mason
        12/17/96   10,000  0.833       8,325.00    Legg Mason
        12/20/96   10,000  0.686       6,862.20    Legg Mason

Sales:                                  Total
                                       Proceeds
                                       --------

        12/19/96   20,000  0.543     10,866.17     Legg Mason
        12/30/96    5,000  0.517      2,582.75     Legg Mason
        12/30/96    7,000  0.517      3,615.85     Legg Mason
        12/30/96    3,000  0.548      1,643.40     Legg Mason
        12/30/96    5,000  0.579      2,895.25     Legg Mason
        12/30/96   10,000  0.579      5,789.07     Legg Mason
        1/14/97    10,000  0.509      5,092.78     Legg Mason
        1/14/97     3,000  0.478      1,434.25     Legg Mason
        1/14/97     7,000  0.447      3,127.84     Legg Mason
        1/22/97     1,000  0.117        117.10     Legg Mason
        1/22/97     9,000  0.117      1,053.85     Legg Mason
        1/23/97     5,000  0.070        347.99     Legg Mason
        1/23/97     5,000  0.070        347.99     Legg Mason
        1/23/97    15,000  0.070      1,043.96     Legg Mason
        1/23/97     4,500  0.101        452.68     Legg Mason
        1/23/97     5,500  0.101        553.28     Legg Mason
        1/23/97    15,000  0.101      1,508.95     Legg Mason
        1/23/97    25,000  0.101      2,513.08     Legg Mason
        1/23/97    10,000  0.089        893.96     Legg Mason
        1/23/97    10,000  0.058        580.97     Legg Mason
        1/23/97    10,000  0.065        648.19     Legg Mason
        1/23/97     4,000  0.062        248.39     Legg Mason
        1/23/97     6,000  0.062        372.58     Legg Mason
        1/23/97     5,000  0.053        262.98     Legg Mason
        1/23/97     5,000  0.053        262.98     Legg Mason


  (d) With respect to the Disclaimed Shares, each advisory client has the right to receive dividends from, and proceeds from the sale of, its respective shares.

  (e) N/A

6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issurer:
        Reporting Person has entered into no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

7.  Materials to be Filed as Exhibits
        None

Reporting Person disclaims beneficial ownership of 1,385,000 shares, which represents the shares beneficially owned by the advisory clients of Morton H. Sachs & Company dba The Sachs Company.

        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated as of  January 23, 1997          Signature By:  /s/ Morton H. Sachs
Dated on:    July 22, 1997                            Morton H. Sachs